

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 28, 2016

Via E-mail
Mr. Steven Pohl
Interim Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

>   **RE: Novelis Inc.**
>   **Form 10-K for the Year Ended March 31, 2015**
>   **Filed May 12, 2015**
>   **Form 10-Q for the Period Ended September 30, 2015**
>   **Filed November 9, 2015**
>   **File No. 1-32312**

Dear Mr. Pohl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2015

General

1. You disclose on pages 18, 74 and elsewhere that you market your products in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether

through subsidiaries, affiliates, distributors or other direct or indirect arrangements. For instance, on page 12 you identify BMW Group, Fiat Chrysler Automobiles, Daimler Group, Volkswagen Group, Honda Motor Company Ltd., LG International Corporation and Samsung Electronics Co., Ltd. as major customers. Publicly available information indicates that each of these companies sells products to Syria and/or Sudan. Please tell us whether these customers sell products incorporating your products or components into Syria or Sudan. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 74

2. In regard to your arrangements in which you sell inventory to third parties and agree to repurchase the same or similar inventory back from the third parties over a future period, please address the following:
    - For each of the three years ended March 31, 2015, as well as the six months ended December 31, 2015, please tell us the gross amounts of net sales and costs of goods sold associated with the initial sales of these inventories as well as the net amount recorded through cost of goods sold;
    - Please disclose how you account for the inventory when it is repurchased; and
    - Please help us understand how you determined that you do not need to record a liability related to your outstanding repurchase obligations as of the end of the period. Please specifically address your consideration of ASC 470-40-25 in accounting for these arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction